Exhibit 99.1

NEWS RELEASE
Enbridge and First Solar complete the largest photovoltaic facility in the world
CALGARY, ALBERTA and TEMPE, ARIZONA — (October 4, 2010) — Enbridge Inc. (TSX, NYSE: ENB) and First Solar, Inc. (NASDAQ: FSLR) have achieved commercial operation of the 80-megawatt (MW) Sarnia Solar Project, making it the largest operating photovoltaic facility in the world.
The project complements Enbridge’s significant and growing portfolio of green energy assets that includes interests in seven wind farms, a geothermal project, four waste heat recovery facilities and a commercial application of integrated energy recovery and fuel cell technology.
“Our investments in green energy are an increasingly important part of Enbridge’s business,” said Al Monaco, Executive Vice President, Major Projects and Green Energy, Enbridge Inc. “Over the last year, we added four new projects totaling $1.5 billion, increasing our total green energy investment to $2 billion and establishing a solid platform for attractive and sustainable long-term growth with a risk-return profile consistent with our Liquids Pipelines and natural gas businesses.”
“At the same time, our green energy assets deliver strong environmental benefits,” added Mr. Monaco. “Enbridge intends to stabilize our environmental footprint at 2009 levels under a program that includes a commitment to generate a kilowatt of renewable energy for every kilowatt of power our operations consume. We will achieve this goal through projects like the Sarnia Solar Project.”
The total generating capacity (in operation and under construction) of the green energy projects in which Enbridge has invested is almost 850 MW, which is enough energy to meet the needs of about 292,000 homes.
First Solar, a leading manufacturer of photovoltaic (PV) solar panels and provider of solar solutions, will operate and maintain the Sarnia Solar Project for Enbridge under a long-term contract. First Solar developed, engineered, and constructed the facility, using its advanced thin film solar panels.
“Completing the world’s largest PV power plant demonstrates the migration of solar PV toward utility scale,” said Frank De Rosa, First Solar’s senior vice president of North American project development. “With this project, we expect to install 145 MW this year in North America.”
In addition to generating about 120,000 MWh per year of emissions-free power, the Sarnia Solar Project produces no waste and uses PV technology that was designed to create the smallest carbon footprint of any PV technology available. Enbridge expects the facility to generate enough power to meet the needs of about 12,800 homes.
Enbridge will sell the power output of the facility to the Ontario Power Authority pursuant to 20-year Power Purchase Agreements under the terms of the Ontario government’s Renewable Energy Standard Offer Program.
Development of the Sarnia Solar Project aligns not only with Enbridge’s and First Solar’s objectives, but with those of the Government of Ontario.
“The Sarnia Solar Project is an example of the kinds of renewable energy projects that have been developed under the Government of Ontario’s Green Energy Act,” said the Honourable Brad Duguid, Ontario Minister of Energy. “Ontario can now boast the largest solar farm in North America — it is projects like this one that are making us a leader in renewable energy and helping us all move towards a cleaner energy future.”
“This is a significant project that not only helps power local homes and businesses with clean, renewable energy, but improves our air quality at the same time,” said Maria Van Bommel, MPP for Lambton-Kent-Middlesex. “I’m proud that a McGuinty government policy is helping Sarnia-Lambton take the lead on solar power.”
Sarnia Solar Energy at a glance:
Capacity peak: about 80 MW of emissions-free power
Power purchaser: Ontario Power Authority
Facility size: Located on 950 acres
Panel surface area: about 966,000 square metres, which is about 1.3 million thin film panels (First Solar)
Annual yield: about 120,000 MWh
CO2 saving: over 39,000 tonnes per year
Jobs created: About 800 jobs created at construction peak, as well as indirect benefits to dozens of businesses in the Sarnia area, including engineering and design firms, construction subcontractors, suppliers and service providers.
About Enbridge
Enbridge Inc., a Canadian company, is a North American leader in delivering energy and one of the Global 100 Most Sustainable Corporations. As a transporter of energy, Enbridge operates, in Canada and the U.S., the world’s longest crude oil and liquids transportation system. The Company also has a growing involvement in the natural gas transmission and midstream businesses, and is expanding its interests in renewable and green energy technologies including wind and solar energy, hybrid fuel cells and carbon dioxide sequestration. As a distributor of energy, Enbridge owns and operates Canada’s largest natural gas distribution company, and provides distribution services in Ontario, Quebec, New Brunswick and New York State. Enbridge employs approximately 6,000 people, primarily in Canada and the U.S. and is ranked as one of Canada’s Greenest Employers, and one of the Top 100 Companies to Work for in Canada. Enbridge’s common shares trade on the Toronto and New York stock exchanges under the symbol ENB. For more information, visit enbridge.com
About First Solar
First Solar manufactures solar modules with an advanced semiconductor technology and provides comprehensive photovoltaic (PV) system solutions. By continually driving down manufacturing costs, First Solar is delivering an economically viable alternative to fossil-fuel generation today. From raw material sourcing through end-of-life collection and recycling, First Solar is focused on creating cost-effective, renewable energy solutions that protect and enhance the environment. For more information about First Solar, please visit www.firstsolar.com.

For Enbridge Investors
Certain information provided in this news release constitutes forward-looking statements. The words “anticipate”, “expect”, “project”, “estimate”, “forecast” and similar expressions are intended to identify such forward-looking statements. Although Enbridge believes that these statements are based on information and assumptions which are current, reasonable and complete, these statements are necessarily subject to a variety of risks and uncertainties pertaining to operating performance, regulatory parameters, weather, economic conditions and commodity prices. You can find a discussion of those risks and uncertainties in our Canadian securities filings and American SEC filings. While Enbridge makes these forward-looking statements in good faith, should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary significantly from those expected. Except as may be required by applicable securities laws, Enbridge assumes no obligation to publicly update or revise any forward-looking statements made herein or otherwise, whether as a result of new information, future events or otherwise.
For First Solar Investors
This release contains forward-looking statements which are made pursuant to the safe harbor provisions of Section 21E of the Securities Exchange Act of 1934. The forward-looking statements in this release do not constitute guarantees of future performance. Those statements involve a number of factors that could cause actual results to differ materially, including risks associated with the company’s business involving the company’s products, their development and distribution, economic and competitive factors and the company’s key strategic relationships and other risks detailed in the company’s filings with the Securities and Exchange Commission. First Solar assumes no obligation to update any forward-looking information contained in this press release or with respect to the announcements described herein.
FOR FURTHER INFORMATION PLEASE CONTACT:

Enbridge Inc.

Media	Investment Community

Jennifer Varey (403) 508-6563 or Toll Free: 1-888-992-0997 Email: jennifer.varey@enbridge.com	Vern Yu (403) 231-3946 Email: vern.yu@enbridge.com

Website: www.enbridge.com/sarniasolarmedia

First Solar, Inc.

Media Contacts	Investor Contact

United States: Alan Bernheimer, (602) 414-9361 media@firstsolar.com	Larry Polizzotto (602) 414-9315

Europe: Brandon Mitchener, +49-6131-1443-399 media@firstsolar.com
Downloadable photographs and video clips are available at www.enbridge.com/sarniasolarmedia

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